SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Stitch Fix, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00002 per share
(Title of Class of Securities)
860897107
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860897107	13G

1.		Names of Reporting Persons Steven Anderson
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,140,054(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 20,140,054(1)(2)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,140,054(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 23.6%(2)(3)(4)
12.		Type of Reporting Person (see instructions) IN
(1)    Consists of (i) 1,537,485 shares of Class B common stock held by Steven Anderson, (ii) 12,118,440 shares of Class B common stock held by Baseline Ventures 2009, LLC (“BV 2009”), (iii) 5,940,818 shares of Class B common stock held by Baseline Increased Exposure Fund, LLC (“BIE”), (iv) 277,911 shares of Class B common stock held by Baseline Cable Car LLC (“BCC”) and (v) 265,400 shares of Class B common stock held by Baseline Encore, L.P. (“BE”). Baseline Ventures 2009 Associates, LLC (“BVA 2009”) is the managing member of BV 2009, Baseline Increased Exposure Fund Associates, LLC (“BIEA”) is the managing member of BIE and Baseline Encores Associates, LLC (“BEA”) is the general partner of BE. The reporting person is the sole member of BVA 2009, BIEA, BEA and BCC.
(2)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)    The percent of class was calculated based on 85,295,733 shares of Class A common stock (assuming the conversion of the 20,140,054 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 19.0%.
(4)    The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 20,140,054 shares of Class B common stock held by the reporting person represent 29.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 860897107	13G

1.		Names of Reporting Persons Baseline Ventures 2009, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,118,440(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,118,440 (1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,118,440(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 15.7%(1)(2)(3)
12.		Type of Reporting Person (see instructions) OO
(1)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(2)    The percent of class was calculated based on 77,274,119 shares of Class A common stock (assuming the conversion of the 12,118,440 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 11.4%.
(3)    The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 12,118,440 shares of Class B common stock held by the reporting person represent 20.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 860897107	13G

1.		Names of Reporting Persons Baseline Increased Exposure Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,940,818(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,940,818(1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,940,818 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 8.4%(1)(2)(3)
12.		Type of Reporting Person (see instructions) OO
(1)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(2)    The percent of class was calculated based on 71,096,497 shares of Class A common stock (assuming the conversion of the 5,940,818 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 5.6%.
(3)    The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 5,940,818 shares of Class B common stock held by the reporting person represent 11.1% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 860897107	13G

1.		Names of Reporting Persons Baseline Cable Car LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 277,911(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 277,911(1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 277,911(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 0.4%(1)(2)(3)
12.		Type of Reporting Person (see instructions) OO
(1)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(2)    The percent of class was calculated based on 65,433,590 shares of Class A common stock (assuming the conversion of the 277,911 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%.
(3)    The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 860897107	13G

1.		Names of Reporting Persons Baseline Encore, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 265,400(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 265,400(1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 265,400(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 0.4%(1)(2)(3)
12.		Type of Reporting Person (see instructions) PN
(1)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(2)    The percent of class was calculated based on 65,421,079 shares of Class A common stock (assuming the conversion of the 265,400 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%.
(3)    The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 860897107	13G

1.		Names of Reporting Persons Baseline Ventures 2009 Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,118,440(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,118,440(1)(2)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,118,440 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 15.7%(1)(2)(3)(4)
12.		Type of Reporting Person (see instructions) OO
(1)    Consists of shares of Class B common stock held by BV 2009. The reporting person is the managing member of BV 2009.
(2)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)    The percent of class was calculated based on 77,274,119 shares of Class A common stock (assuming the conversion of the 12,118,440 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 11.4%.
(4)    The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 12,118,440 shares of Class B common stock held by the reporting person represent 20.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 860897107	13G

1.		Names of Reporting Persons Baseline Increased Exposure Fund Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,940,818(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,940,818(1)(2)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,940,818(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 8.4%(1)(2)(3)(4)
12.		Type of Reporting Person (see instructions) OO
(1)    Consists of shares of Class B common stock held by BIE. The reporting person is the managing member of BIE.
(2)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)    The percent of class was calculated based on 71,096,497 shares of Class A common stock (assuming the conversion of the 5,940,818 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 5.6%.
(4)    The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 5,940,818 shares of Class B common stock held by the reporting person represent 11.1% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 860897107	13G

1.		Names of Reporting Persons Baseline Encore Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 265,400(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 265,400(1)(2)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 265,400(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 0.4%(1)(2)(3)(4)
12.		Type of Reporting Person (see instructions) OO
(1)    Consists of shares of Class B common stock held by BE. The reporting person is the general partner of BE.
(2)     Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)    The percent of class was calculated based on 65,421,079 shares of Class A common stock (assuming the conversion of the 265,400 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%.
(4)    The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

Item 1(a).	Name of Issuer: Stitch Fix, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1 Montgomery Street Suite 1500 San Francisco, CA 94104
Item 2(a).
Name of Person Filing:
Steven Anderson
Baseline Ventures 2009, LLC (“BV 2009”)
Baseline Increased Exposure Fund, LLC (“BIE”)
Baseline Encore, L.P. (“BE”)
Baseline Cable Car LLC (“BCC”)
Baseline Ventures 2009 Associates, LLC (“BVA 2009”)
Baseline Increased Exposure Fund Associates, LLC (“BIEA”)
Baseline Encore Associates, L.P. (“BEA”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Baseline Ventures 680 S. Cache Street, Suite 100-10820 Jackson, WY 83001
Item 2(c).	Citizenship: All entities were organized in Delaware. Mr. Anderson is United States citizen.
Item 2(d).	Title of Class of Securities: Class A common stock
Item 2(e).	CUSIP Number: 860897107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.    Ownership
The following information with respect to the ownership of Class A common stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2020:

Reporting Person	(a) Amount Beneficially Owned	(b) Percent of Class	(c) Number of shares as to which such person has:
			(i) Sole Voting Power	(ii) Shared Voting Power	(iii) Sole Dispositive Power	(iv) Shared Dispositive Power
Steven Anderson(1)(2)(3)	20,140,054	23.6%	20,140,054	0	20,140,054	0
BV 2009(2)(4)	12,118,440	15.7%	12,118,440	0	12,118,440	0
BIE(2)(5)	5,940,818	8.4%	5,940,818	0	5,940,818	0
BCC(2)(6)	277,911	0.4%	277,911	0	277,911	0
BE(2)(7)	265,400	0.4%	265,400	0	265,400	0
BVA 2009(2)(4)	12,118,440	15.7%	12,118,440	0	12,118,440	0
BIEA(2)(5)	5,940,818	8.4%	5,940,818	0	5,940,818	0
BEA(2)(7)	265,400	0.4%	265,400	0	265,400	0

(1)    Consists of (i) 1,537,485 shares of Class B common stock held by Steven Anderson, (ii) 12,118,440 shares of Class B common stock held by BV 2009, (iii) 5,940,818 shares of Class B common stock held by BIE, (iv) 277,911 shares of Class B common stock held by BCC and (v) 265,400 shares of Class B common stock held by BE. BVA 2009 is the managing member of BV 2009, BIEA is the managing member of BIE and BEA is the general partner of BE. The reporting person is the sole member of BVA 2009, BIEA, BEA and BCC.
(2)    Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)    The percent of class was calculated based on 85,295,733 shares of Class A common stock (assuming the conversion of the 20,140,054 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 19.0%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 20,140,054 shares of Class B common stock held by the reporting person represent 29.8% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.
(4)    The percent of class was calculated based on 77,274,119 shares of Class A common stock (assuming the conversion of the 12,118,440 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 11.4%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 12,118,440 shares of Class B common stock held by the reporting person represent 20.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.
(5)    The percent of class was calculated based on 71,096,497 shares of Class A common stock (assuming the conversion of the 5,940,818 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 5.6%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 5,940,818 shares of Class B common stock held by the reporting person represent 11.1% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.
(6)    The percent of class was calculated based on 65,433,590 shares of Class A common stock (assuming the conversion of the 277,911 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.
(7)    The percent of class was calculated based on 65,421,079 shares of Class A common stock (assuming the conversion of the 265,400 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.3%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.6% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

Item 5.    Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.    Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.    Identification and Classification of Members of the Group
Not Applicable
Item 9.    Notice of Dissolution of a Group
Not Applicable
Item 10.    Certification
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2021

BASELINE VENTURES 2009, LLC By: Baseline Ventures 2009 Associates, LLC its Managing Member By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person	BASELINE VENTURES 2009 ASSOCIATES, LLC By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person
BASELINE ENCORE, L.P. By: Baseline Encore Associates, LLC its General Partner By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person	BASELINE ENCORE ASSOCIATES, LLC By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person
BASELINE INCREASED EXPOSURE FUND, LLC By: Baseline Increased Exposure Fund Associates, LLC its Managing Member By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person	BASELINE INCREASED EXPOSURE FUND ASSOCIATES, LLC By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person
BASELINE CABLE CAR LLC By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person	STEVEN ANDERSON By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Pursuant to Power of Attorney

EXHIBITS
A: Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Stitch Fix, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of February, 2021.

BASELINE VENTURES 2009, LLC By: Baseline Ventures 2009 Associates, LLC its Managing Member By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person	BASELINE VENTURES 2009 ASSOCIATES, LLC By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person
BASELINE ENCORE, L.P. By: Baseline Encore Associates, LLC its General Partner By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person	BASELINE ENCORE ASSOCIATES, LLC By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person
BASELINE INCREASED EXPOSURE FUND, LLC By: Baseline Increased Exposure Fund Associates, LLC its Managing Member By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person	BASELINE INCREASED EXPOSURE FUND ASSOCIATES, LLC By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person
BASELINE CABLE CAR LLC By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Title: Authorized Person	STEVEN ANDERSON By: /s/ Stephanie Malkowski Name: Stephanie Malkowski Pursuant to Power of Attorney